                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934

                      International Technology Corporation
                                (Name of Issuer)


                                 Common Stock,
                            Par Value $.01 per share
                        (Title of Class and Securities)


                                   46045 10 7
                     (CUSIP Number of Class of Securities)



                                Steve E. Harbour
                       Vice President, Legal & Secretary
                                OHM Corporation
                        5445 Triangle Parkway, Suite 400
                            Norcross, Georgia 30092
                            Telephone: 770-729-3900
                            Telecopier: 770-849-3101
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                January 15, 1998
             Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-
                                1(b)(3) or (4),
                             ____
                              check the following box:  /___/

_________________________________________________________________
CUSIP No.    46045 10 7                           13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
   OHM Corporation                 I.D. No. 34-1503050
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                (a) /___/
                                                       ____
                                (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS
   No consideration paid
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)             ____
                                                        /___/
-----------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                        Ohio
-----------------------------------------------------------------
                                             : (7) SOLE VOTING POWER
                                             :     None  (Item 5)
                                             :________________________
                                             : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY               :     8,428,874, based on
 OWNED BY EACH REPORTING                     :     publicly available
 PERSON WITH                                 :     information
                                             -------------------------
                                             : (9) SOLE DISPOSITIVE
                                             :     POWER
                                             :     NONE  (Item 5)
                                             :________________________
                                             :(10) SHARED DISPOSITIVE
                                             :     POWER
                                             :     None  (Item 5)
______________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     None  (Item 5)
______________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES                     _____
                                                /    /
                                                _____
______________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     0.00%
______________________________________________________________________
(14) TYPE OF REPORTING PERSON
     CO
______________________________________________________________________

Item 1.  Security and Issuer

     This Schedule 13D relates to the Common Stock, $.01 par value per share (the "Common Stock"), issuable upon conversion of 45,000 shares of Cumulative Convertible Participating Preferred Stock, par value $100 per share (the "Preferred Shares"), of International Technology Corporation ("IT"), a Delaware corporation, and upon exercise of a warrant to purchase 1,250,000 shares of Common Stock. The address of the principal executive offices of IT is 2790 Mosside Boulevard, Monroeville, Pennsylvania 15146-2792.

Item 2.  Identity and Background

     This statement is being filed by OHM Corporation, an Ohio corporation ("OHM" or the "Company"). The address of OHM's principal business is 5445 Triangle Parkway, Suite 400, Norcross, Georgia 30092. The address of OHM's principal office is 16406 U.S. Route 224 East, Findlay, Ohio 45840.

     OHM is a provider of technology-based, on-site hazardous waste remediation services in the United States. The Company provides a wide range of environmental services, primarily to government agencies and to large chemical, petroleum, transportation and industrial companies. OHM also offers a broad range of other services, including site assessment, engineering, remedial design and analytical testing.

     During the last five years, OHM has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the last five years, OHM has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and has not been and is not currently subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Considerations

     Not applicable.

Item 4.  Purpose of Transaction

     OHM has entered into an Agreement and Plan of Merger, dated January 15, 1998 (the "Merger Agreement"), among OHM and IT-Ohio, Inc. ("Purchaser"). Pursuant to the Merger

Agreement, Purchaser, a wholly owned subsidiary of IT, is making a tender offer (the "Offer") to purchase 13,933,000 shares of common stock of the OHM (each, a Share and collectively, the Shares) at a price of $11.50 per Share, net to the tendering shareholder in cash, subject to the terms and conditions set forth in the Offer to Purchase, dated January 16, 1998, and the related Letter of Transmittal. The Offer is described in the Tender Offer Statement on Schedule 14D-1 filed by Purchaser and IT with the Securities and Exchange Commission ("SEC") on January 16, 1998. The Merger Agreement provides that, regardless of whether Shares are accepted for payment or paid for in the Offer, but subject to the satisfaction or waiver of certain conditions precedent (including the approval of the Merger Agreement by holders of a majority of the outstanding Shares), Purchaser will merge with and into OHM (the "Merger"), which will be the surviving corporation in the Merger, with the result that OHM will become a wholly owned subsidiary of IT and shareholders of OHM will receive consideration consisting primarily of shares of Common Stock of IT. The Offer and the Merger are more fully described in the Schedule 14D-9 filed by OHM with the SEC on January 16, 1998.

     As a prerequisite to the listing on the New York Stock Exchange ("NYSE") of the shares of Common Stock to be issued pursuant to the Merger Agreement, the NYSE requires that the issuance of the shares of Common Stock pursuant to the Merger Agreement be approved by a majority of the votes cast on the proposal (the "Approval"). Pursuant to the Merger Agreement, the Approval is a condition precedent to the Merger.

     In connection with the Merger Agreement, OHM entered into the Parent Voting Agreement, dated as of January 15, 1998 (the "Parent Voting Agreement"), among IT, certain stockholders of IT (the "Parent Stockholders") and OHM, which is described in Item 6. The Parent Voting Agreement provides, among other things, that the Parent Stockholders will deliver to OHM a proxy to vote (a) in favor of the issuance of shares of Common Stock in connection with the merger of Purchaser with and into OHM, (b) in favor of each of the Nominees (as defined in Section 6.11(c) of the Merger Agreement) to IT's Board of Directors and (c) against any action or agreement that would compete with, impede, interfere with or attempt to discourage the Merger Transactions or inhibit the timely consummation of the Merger Transactions or any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of IT under the Merger Agreement or any merger, consolidation, business combination, reorganization, recapitalization, liquidation or sale or transfer of any material assets of IT or its subsidiaries.

     Item 5.  Interest in Securities of Issuer

     (a) The aggregate number of shares of Common Stock to which this statement relates is 8,428,874 shares, of which 7,178,874 shares, according to publicly available information, are issuable upon conversion of 45,000 Preferred Shares and 1,250,000 shares are issuable upon exercise of a warrant to purchase shares of Common Stock. Such 8,428,874 shares of Common Stock represent approximately 42% of the outstanding shares of Common Stock on a fully diluted basis.

     (b) The holders of the Preferred Shares have granted OHM an irrevocable proxy to vote their shares in the manner described in the Parent Voting Agreement (see Item 6).

     (c)  Not applicable.

     (d) Except as provided in the Parent Voting Agreement, the Parent Stockholders retain full power to vote and have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Preferred Shares. Below is a list of the Parent Stockholders and the number and percentage of shares of Common Stock they beneficially own./*/


    Name of Stockholder                             Percent of
---------------------------       Amount of           Common Stock
                                  Beneficial       Beneficially
                                Ownership of Common   Owned
                                    Stock
Carlyle Partners II, L.P.               1,781,985          24.82
Carlyle International                   1,504,210          20.95
 Partners II, L.P.
Carlyle-IT International                2,366,299          32.96
 Partners, L.P.
The State Board of                        748,520          10.43
 Administration of the
 State of Florida

-----------------------
/*/ The numbers and percentages indicated represent shares of Common Stock issuable upon conversion of all Preferred Shares and exercise of all Warrants held by the Parent Stockholders.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

     Pursuant to the Parent Voting Agreement, the Parent Stockholders have agreed, among other things, (i) to vote all the Preferred Shares held by them
(A) in favor of consummation of the Transactions (as defined in the Merger Agreement) and the issuance of shares of Parent Common Stock in connection with the Merger, (B) against any action or agreement that would compete with, impede, interfere with or attempt to discourage the Transactions or inhibit the timely consummation of the Transactions, (C) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation of Parent or Purchaser under the Merger Agreement, and (D) against any merger, consolidation, business combination, reorganization, recapitalization, liquidation or sale or transfer of any material assets of IT, Purchaser or their respective subsidiaries that could compete with, impede, interfere with or attempt to discourage the Transactions or inhibit the timely consummation of the Transactions, (ii) to deliver to OHM an irrevocable proxy to vote the Preferred Shares held by the Parent Stockholders in a manner consistent with clause (i) of this paragraph, (iii) not to take certain actions, or encourage or assist any other party in taking any action, which would compete with, impede, interfere with or attempt to discourage the Transactions or inhibit timely consummation of the Transactions, and (iv) not to transfer or otherwise dispose of the Preferred Shares held by the Parent Stockholders during the term of the Parent Voting Agreement, except in accordance therewith. The Parent Voting Agreement will terminate automatically upon the termination of the Merger Agreement or upon the Effective Time, as defined in the Merger Agreement, but is not otherwise terminable. The Parent Stockholders are currently entitled to cast approximately 38% of the votes entitled to be cast at the meeting of the stockholders of IT contemplated by the Merger Agreement.


Item 7.  Materials to Be Filed as Exhibits.


     99.3 Agreement and Plan of Merger, dated as of January 15, 1998, among OHM Corporation, International Technology Corporation and IT-Ohio, Inc.

     99.6 Parent Voting Agreement, dated as of January 15, 1998, among International Technology Corporation, OHM

     Corporation and certain stockholders of International Technology Corporation affiliated with The Carlyle Group.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 4, 1998

                              OHM Corporation



                              By:/s/ Steven E. Harbour
                                 _____________________
                                 Steven E. Harbour
                                 Vice President, Legal
                                 and Secretary